Exhibit 23.7

Consent of Houlihan Smith & Company, Inc.

We hereby consent to the inclusion of our opinion letter, dated September 8, 2008, to the Board of Directors of Renaissance Acquisition Corp. (“Renaissance”), as Annex D to, and to the references to such opinion and our name in, the proxy statement/prospectus included in the Registration Statement on Form S-4, including any amendments thereto.  By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement, including any amendments thereto, within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

By:

/s/ Houlihan Smith & Company, Inc.

HOULIHAN SMITH & COMPANY, INC.

Dated: December 3, 2008